UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File No. 000-30382

DataLogic International, Inc.

(Exact name of registrant as specified in its charter)

30950 Rancho Viejo Road, Suite 120

San Juan Capistrano, CA 92675   (949) 260-0120

(Address, including zip code, and telephone number,

including area code, of registrant's principal executive offices)

Common Stock, $0.001 par value

(Title of each class of securities covered by this Form)

None

(Titles of all other securities for which a duty to file reports under section 13(a) and 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

     Rule 12g-4(a)(1)(i)    [X]         Rule 12h-3(b)(1)(i)    [ ]

     Rule 12g-4(a)(1)(ii)   [ ]         Rule 12h-3(b)(1)(ii)   [ ]

     Rule 12g-4(a)(2)(i)    [ ]         Rule 12h-3(b)(2)(i)    [ ]

     Rule 12g-4(a)(2)(ii)   [ ]         Rule 12h-3(b)(2)(ii)   [ ]

                                        Rule 15d-6             [ ]

     Approximate number of holders of record as of the certification or notice date:   274

     Pursuant to the requirements of the Securities Exchange Act of 1934 Tracker Capital Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 01, 2007                By: /s/ Keith Moore

                                      Keith Moore